Sysorex Global Holdings Corp.

3375 Scott Blvd., Suite 440

Santa Clara, CA 95054

April 18, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sysorex Global Holdings Corp.
Registration Statement on Form S-1 (File No. 333-190574)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sysorex Global Holdings Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-190574), together with all exhibits thereto, filed with the Commission on August 12, 2013 (the “Registration Statement”). The Registration Statement was not declared effective by the Commission under the Securities Act.

No shares of common stock of the Company (the “Common Stock”) have been issued or sold under the Registration Statement. The Registration Statement was filed in connection with the registration of shares of Common Stock held by certain stockholders of the Company, which the Company decided not to pursue at that time in lieu of an initial public offering of Common Stock (the “IPO”). The Company filed another registration statement on Form S-1 (333-191648), in connection with the IPO, which was declared effective by the Commission on April 8, 2014.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this letter, please contact Elliot Lutzker of Davidoff Hutcher & Citron LLP at (646) 428-3210. Please provide Mr. Lutzker with a copy of the order consenting to the withdrawal of the Registration Statement, via email at EHL@dhclegal.com or facsimile at (212) 286-1884.

Sincerely, SYSOREX GOLBAL HOLDINGS CORP.

/s/ Nadir Ali
Name: Nadir Ali
Title: Chief Executive Officer